UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of June 2010

Commission File Number:  000-29106

KNIGHTSBRIDGE TANKERS LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Knightsbridge Tankers Limited (the "Company"), dated June 15, 2010, announcing that the Company has agreed to acquire the Capesize vessel "Golden Future" from Golden Ocean Group Limited.

This Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (Registration No. 333-164007) declared effective on March 15, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE TANKERS LIMITED (registrant)

Dated: June 17, 2010	By:	/s/ Ola Lorentzon
Name: Ola Lorentzon
Title: Chairman and Chief Executive Officer

Exhibit 1

VLCCF - Acquisition of Capesize Drybulk Vessel

Knightsbridge Tankers Limited (the "Company" or "Knightsbridge") (Nasdaq: VLCCF) is pleased to announce that it has agreed to acquire the Capesize vessel "Golden Future" from Golden Ocean Group Limited ("Golden Ocean"), at a purchase price of $72 million. The Golden Future was built at the Zhoushan Jinhaiwan Shipyard Co., Ltd. and completed in February, 2010. The vessel is employed on a time charter with a minimum term of 35 months from February 2010 at a gross rate of $31,500 per day. The Company expects to take delivery of the vessel in June 2010. The agreement with Golden Ocean is subject to the consent of Knightsbridge's existing financing banks.

Knightsbridge will pay $25 million of the purchase price of the Golden Future by issuing to Golden Ocean 1,464,515 restricted common shares. The Company intends to finance the remaining portion of the purchase price through a senior secured credit facility, but will continue to evaluate other financing alternatives.

The Golden Future will be the third Capesize vessel in the Knigtsbridge fleet, and Golden Ocean is acting as the commercial manager for all the three vessels. The Knightsbridge Board welcomes Golden Ocean as a shareholder in the Company and feels this position further aligns the interest of the two companies.

The combination of the purchase price, the financing and the attached charter creates a solid basis for dividends in Knightsbridge going forward.

June 15, 2010
The Board of Directors
Knightsbridge Tankers Limited
Hamilton, Bermuda

Questions should be directed to:

Contacts:

Ola Lorentzon: Chairman, Knightsbridge Tankers Limited, + 46 703 998886

Inger M. Klemp: Chief Financial Officer, Knightsbridge Tankers Limited, +47 23 11 40 76

FORWARD LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in Knightsbridge's operating expenses, including bunker prices, drydocking and insurance costs, the market for Knightsbridge's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Knightsbridge with the Securities and Exchange Commission.